Exhibit 12

FLORIDA POWER CORPORATION
Statement of Computation of Ratios
(Dollars In millions)

Ratio of Earnings to Fixed Charges:

	Twelve Months Ended		Year Ended
	June 30,		December 31,

	2000	1999	1999	1998

NET INCOME	$282.1	$264.5	$267.0	$250.1

Add:

Operating Income Taxes	160.7	146.6	149.1	140.3

Other Income Taxes	2.6	1.5	2.2	.7

Income Before Taxes	445.4	412.6	418.3	391.1

Total Interest Charges	126.1	127.9	124.0	136.5

Total Earnings (A)	$571.5	$540.5	$542.3	$527.6

Fixed Charges (B)	$126.1	$127.9	$124.0	$136.5

Ratio of Earnings to Fixed Charges (A/B)	4.53	4.23	4.37	3.87